UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Northstar Neuroscience, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

66704V101
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2008 – November 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 66704V101	13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 2,778,926(1)
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 2,778,926(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,778,926(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%(1)
14	Type of Reporting Person PN
(1) Beneficial ownership numbers are based on ownership as of November 13, 2008, the date of the last transaction reported herein.

CUSIP NO. 66704V101	13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)
	8.	Shared Voting Power 2,778,926(1)
	9.	Sole Dispositive Power 0 (1)
	10.	Shared Dispositive Power 2,778,926(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,778,926(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%(1)
14	Type of Reporting Person OO
(1) Beneficial ownership numbers are based on ownership as of November 13, 2008, the date of the last transaction reported herein.

CUSIP NO. 66704V101	13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,000(1)
	8.	Shared Voting Power 2,994,107(1)
	9.	Sole Dispositive Power 145,000(1)
	10.	Shared Dispositive Power 3,087,107(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,232,107(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%(1)
14	Type of Reporting Person IN
(1) Beneficial ownership numbers are based on ownership as of November 13, 2008, the date of the last transaction reported herein.

Explanatory Note: This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on May 16, 2008 and amended on July 2, 2008 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Northstar Neuroscience, Inc., a Washington corporation (the “Issuer”).

Items 3, 4 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Tang Capital Partners, LP (“TCP”) held 4,757,038 shares of the Issuer’s common stock in an account at Lehman Brothers International (Europe) ("LBIE"). On September 15, 2008 LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as joint administrators (the "Joint Administrators"). The Joint Administrators have advised us that most of TCP's shares were rehypothecated. The Joint Administrators and UK counsel have further advised that LBIE's customers will not be able to recover rehypothecated shares, but instead will be entitled to a general unsecured claim with respect to such shares.   Accordingly, TCP in this filing has reduced the number of shares of the Issuer held by TCP to the extent such shares were held at LBIE. By making this filing, TCP does not waive any argument that it is entitled to recover such shares and expressly reserves such arguments.

Since the date of the last filing on Schedule 13D/A, on November 5, 2008, Tang Capital Partners, LP purchased 2,378,926 shares of Northstar Neuroscience, Inc.’s common stock through the open market for $1.2671 per share.

Since the date of the last filing on Schedule 13D/A, on November 5, 2008, the Haeyoung and Kevin Tang Foundation, Inc. purchased 5,181 shares of Northstar Neuroscience, Inc’s common stock through the open market for $1.30 per share.

Since the date of the last filing on Schedule 13D/A, on November 13, 2008, Tang Capital Partners, LP purchased 400,000 shares of Northstar Neuroscience, Inc.’s common stock through the open market for $1.2498 per share.

The Haeyoung and Kevin Tang Foundation, Inc. used its own funds for the purchase, none of which were borrowed or otherwise obtained from any other source.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons are engaged in the investment business.  The purpose of the acquisition of the shares of the common stock of the Issuer is for investment.  On July 2, 2008, Tang Capital Partners made a proposal to acquire the Issuer.  The Issuer rejected the proposal and it has expired.

The Reporting Persons have met with management of the Issuer from time to time to discuss management’s plans with respect to the operations and strategic direction of the Issuer and the proposal made by Tang Capital Partners.   The Reporting Persons may have discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties in the future and may exchange information with the Issuer pursuant to appropriate confidentiality or similar agreements.  In such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer's business, operations, operating budget, cost structure, strategic direction or future plans, including but not limited to the sale, transfer or other disposition of some or all of the Issuer’s assets, the sale of the Issuer, a corporate restructuring, spin-off or other organizational changes, which could include discussions about an acquisition of the Issuer by Tang Capital Partners.  Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares and/or otherwise changing their intention with respect to the matters referred to in this Item 4.  Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

All beneficial ownership numbers below are based on ownership as of November 13, 2008, the date of the last transaction reported herein.

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	2,778,926 shares, representing 10.6% of the class
	Tang Capital Management, LLC	2,778,926 shares, representing 10.6% of the class
	Kevin C. Tang	3,232,107 shares, representing 12.4% of the class

Tang Capital Partners, LP is the record and beneficial owner of 2,778,926 shares of the Issuer’s common stock and shares voting and dispositive power over such securities with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 2,778,926 shares held of record by Tang Capital Partners, LP and shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 3,232,107 shares of the Issuer’s common stock, comprising 40,000 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 35,000 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,000 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 28,000 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 125,000 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 27,000 shares held by Kevin C. Tang’s Individual Retirement Account, 17,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 16,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 60,000 shares owned by Joan M. Lamb, 90,181 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 2,778,926 shares held by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.  Chang L. and Chung W. Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.  Haeyoung K. Tang is a U.S. citizen and shares her residence with Kevin C. Tang. Joan M. Lamb is a U.S. citizen and her address is 1160 Park Avenue, New York, NY 10128. Ms. Lamb is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware and its address is 4401 Eastgate Mall, San Diego, CA 92121.

(b)	Voting and disposition powers :

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	145,000 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	2,778,926 shares
	Tang Capital Management, LLC	2,778,926 shares
	Kevin C. Tang	2,994,107 shares

Sole power to dispose or direct the disposition:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	145,000 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	2,778,926 shares
Tang Capital Management, LLC	2,778,926 shares
Kevin C. Tang	3,087,107 shares

(c)           Other than the transactions described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

November 17, 2008

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang